1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

               Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

               Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 26, 2013	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2013 FIRST QUARTERLY REPORT

This announcement is made by Aluminum Corporation of China Limited* (the "Company" or, together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	IMPORTANT NOTICE

1.1

The board of directors, the supervisory committee, the directors, supervisors and senior management of the Company guarantee that this report contains no false representation, misleading statement or material omission. All of them jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2	All the directors of the Company attended the Board meeting.

1.3	The first quarterly financial report of the Company has not been audited.

1.4	Name of Person-in-charge of the Company	Xiong Weiping
	Name of Person-in-charge of Accounting	Xie Weizhi
	Name of Head of the Accounting Department	Lu Dongliang

Xiong Weiping, Person-in-charge of the Company, Xie Weizhi, Person-in-charge of Accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

2	COMPANY PROFILE

2.1	Principal accounting information and financial indicators

Currency: RMB

			Change from
	The end of the	The end of the	the end of
	reporting period	previous year	the previous year
			(%)

Total assets (Thousand RMB)	216,015,714	175,016,882	23.43
Owner's equity (or shareholders' equity)
(Thousand RMB)	42,838,767	43,835,118	-2.27
Net assets per share attributable to shareholders
of the Company (RMB per share)	3.17	3.24	-2.16

	From the beginning
	of the year
	to the end of	Change from
	the reporting	the same period
	period	last year
		(%)

Net cash flow from operating activities (Thousand RMB)	-1,091,020	Net outflow
		decreased by 46.27%
Net cash flow per share generated from operating activities (RMB per share)	-0.08	Net outflow
		decreased by 46.27%

		From the beginning
		of the year to	Change from
	The reporting	the end of the	the same period
	period	reporting period	last year
			(%)

Net profit attributable to shareholders of the Company
(Thousand RMB)	-975,040	-975,040	Loss reduction of 10.42%
Basic earnings per share (RMB per share)	-0.07	-0.07	Loss reduction of 10.42%
Basic profit per share after extraordinary gains and losses
(RMB per share)	-0.13	-0.13	N/A
Diluted earnings per share (RMB per share)	-0.07	-0.07	Loss reduction of 10.42%
Return on net assets (weighted average) (%)	-2.28	-2.28	Decreased by 0.14
			percentage point
Return on net assets after extraordinary gains and losses			Decreased by 1.82
(weighted average) (%)	-4.09	-4.09	percentage points

Deducting the gains and losses arising from extraordinary items and amount:

Unit: '000 Currency: RMB

Items	Amount

Gains and losses from disposal of non-current assets	-4,493
Government subsidies included in the gains and losses for the period (excluding government subsidies closely related to the ordinary business of the Company and are granted on an ongoing basis under
the state's policies according to certain standard amount or quantity)	337,113
Profit arising from investment cost for acquisition of a subsidiary, an associate and a joint venture
by the Company being less than its share of fair value of identifiable net assets of the investee on acquisition	578,218
Except for the hedging business that is related to the ordinary business of the Company, the fair value gains or losses arising from held-for-trading financial assets and liabilities and investment income from disposing
held-for-trading financial assets and liabilities and available-for-sale financial assets	-34,853
Written back of the provision for impairment of
accounts receivable that is individually tested for impairment	4,251
Other non-operating income and expenses other than above items	2,941
Income tax effect	-81,552
Minority interests effect (after tax)	-24,725

Total	776,900

2.2	Total number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders as at the end of the reporting period	526,111

The top ten shareholders of tradable shares not subject to trading moratorium

	Number of
	tradable shares
	not subject
	to trading
	moratorium held
	as at the end
Name of shareholders (in full)	of the period	Class

Aluminum Corporation of China	5,214,407,195	RMB denominated ordinary shares
HKSCC Nominees Limited	3,924,987,330	Overseas listed foreign shares
China Cinda Assets Management Corporation	800,759,074	RMB denominated ordinary shares
China Construction Bank Corporation Limited	609,146,645	RMB denominated ordinary shares
Guokai Financial Limited Company	415,168,145	RMB denominated ordinary shares
Baotou Aluminum (Group) Co., Ltd.	325,767,795	RMB denominated ordinary shares
Lanzhou Aluminum Factory	79,472,482	RMB denominated ordinary shares
Guizhou Provincial Materials Development and Investment Corporation	59,000,000	RMB denominated ordinary shares
Guangxi Investment Group Co., Ltd.	39,259,793	RMB denominated ordinary shares
Bank of China Limited - Harvest Shanghai
Shenzhen 300 ETF Index Securities Investment Fund
()	19,187,944	RMB denominated ordinary shares

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.	Business tax and surcharges increased by 75%, mainly attributable to the rising turnover tax deriving from the improved net income or expense from other operations of the Group.

2.

Financial expenses increased by 41%, mainly attributable to the larger size of interest-bearing debts from last year resulting from the new incorporation of the consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd. into the Group.

3.

Loss on asset impairment increased by 8589%, mainly attributable to the increase in the provision for inventory impairment following the lower price of major products of the Group at the end of the period.

4.	Loss on fair value changes increased by 464%, mainly attributable to the increasing floating loss on fair value changes arising from futures contracts held by the Group.

5.

Investment income increased by 80%, mainly attributable to the increase in gains from associated companies and joint ventures resulting from the new incorporation of the consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd. into the Group.

6.

Non-operating income increased by 1289%, mainly attributable to the higher fair value of the mining rights over the considerations engendered as a result of acquiring China Aluminum Ningxia Energy Group Co., Ltd. by the Group.

7.	Non-operating expenses decreased by 43%, mainly attributable to less donations made by the Group.

8.	Total profit increased by 33%, mainly attributable to the enhanced gross profit margin resulting from the strict control on costs, fees and expenses as well as the expansion of income sources.

9.	Income tax expenses increased by 89%, mainly attributable to the non-provision of deferred income tax assets for most of the losses occurred during the period.

10.	Minority interests increased by 177%, mainly attributable to the profit increase of subsidiaries controlled by the Group.

11.	Held-for-trading financial assets decreased by 80%, mainly attributable to less floating profit on the positions of the futures and forward foreign exchange contracts of the Group.

12.	Notes receivables increased by 46%, mainly attributable to the tightening national currency policy, which increased the use of bank's acceptance notes in settlement.

13.

Accounts receivables increased by 219%, mainly attributable to the extension of the credit period as a result of the tightening national currency policy, keen market competition and the increase in trade volume, as well as the new incorporation of the consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd..

14.	Prepayments increased by 65%, mainly attributable to the prepayments for certain procurement with a view to expanding trading channels.

15.	Interest receivable increased by 2834%, mainly attributable to the increasing accrued interests resulted from the entrusted loans to associates.

16.	Other receivables increased by 40%, mainly attributable to the additional entrusted loans to associates.

17.

Other current assets increased by 52%, mainly attributable to the new incorporation of the consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd. into the Group, which increased deductible input tax under value-added tax.

18.

Investment properties increased from nil at the beginning of the period, mainly attributable to the new incorporation of the consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd. into the Group.

19.	Construction materials increased by 119%, mainly attributable to new incorporation of the consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd..

20.

Intangible assets increased by 156%, mainly attributable to the new incorporation of the consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd. into the Group, which increased raising the number of coal mining rights.

21.	Financial liabilities held for trading increased by 288%, mainly attributable to the increased floating loss on the positions of the futures and forward foreign exchange contracts of the Group.

22.	Notes payable increased by 186%, mainly attributable to the tightening of national currency policy, resulting in a proper increase of notes used in settling procurement.

23.	Accounts payables increased by 46%, mainly attributable to the tightening of national currency policy, resulting in the proper extension of credit period in procurement.

24.	Advances from customers increased by 74%, mainly attributable to the portion of payment received in advance based on clients' credibility.

25.	Accrued interest increased by 77%, mainly attributable to the larger size of interest-bearing debts of the Group.

26.	Dividends payable increased by 71%, mainly attributable to the cash dividends payable accounted by subsidiaries under the Group.

27.

Long-term loans increased by 85%, mainly attributable to the new incorporation of consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd. into the Group, making additional long-term bank loans.

28.

Special payables increased by 108%, mainly attributable to the government subsidies added by the new incorporation of consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd. into the Group.

29.

Projected liabilities increased from nil at the beginning of the period, mainly attributable to the projected mining rights considerations payable upon acquisition of China Aluminum Ningxia Energy Group Co., Ltd..

30.

Other non-current liabilities increased by 58%, mainly attributable to the additional deferred income arising from the new incorporation of consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd. into the Group.

31.

Minority interests increased by 39%, mainly attributable to minority interests added by the new incorporation of consolidated statements of China Aluminum Ningxia Energy Group Co., Ltd. into the Group.

32.

For the first quarter of 2013, the Group recorded a revenue of RMB34.213 billion. Included in its total profit was a loss of RMB948 million, representing a reduction of loss of RMB466 million or 32.96% from the loss of RMB1.414 billion for the corresponding period last year. Vested in the net profit attributable to owners of the parent company was a loss of RMB975 million, representing a reduction of loss of RMB113 million or 10.42% from the loss of RMB1.088 billion for the corresponding period last year.

33.

For the first quarter of 2013, the Group had increased its operating gross profit by 37% compared to the corresponding period last year, of which, cost reduction of major products ranged between 6% and 9%, cutting the loss by approximately RMB1.4 billion. However, price reduction of major products ranged between 5% and 7% compared to the corresponding period last year, reducing the profit by approximately RMB1.3 billion.

34.

For the first quarter of 2013, the Group continued to increase its effort in controlling the production and operating costs. During the period, selling expenses amounted to RMB458 million, representing an increase of RMB12 million from RMB446 million for the same period last year. Upon deduction of the additional RMB14 million resulting from the incorporation of China Aluminum Ningxia Energy Group Co., Ltd., such expenses decreased slightly as compared with the same period last year. Administrative expenses for the period amounted to RMB645 million, representing an increase of RMB23 million as compared with RMB622 million for the same period last year. Upon deduction of additional RMB80 million resulting from the incorporation of China Aluminum Ningxia Energy Group Co., Ltd., such expenses decreased by RMB57 million as compared with the same period last year. Finance expenses for the period amounted to RMB1.518 billion, representing an increase of RMB442 million as compared with RMB1.076 billion for the same period of last year. Upon deduction of additional RMB277 million resulting from the incorporation of China Aluminum Ningxia Energy Group Co., Ltd., such expenses increased by RMB165 million as compared with the same period last year, mainly attributable to the increase in the size of interest-bearing debts of the Group, offset by a decrease of 0.43 percentage point in the weighted average interest rate in the end of the first quarter of 2013 as compared with the end of the first quarter of last year.

3.2	Progress of significant events and effects thereof and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

1.

During the A share issue of the Company in 2007, Aluminum Corporation of China ("Chinalco") undertook that Chinalco would arrange to dispose of its aluminum fabrication business, or the Company would acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

In 2008, the Company successfully bid for the five aluminum fabrication enterprises under the control of Chinalco in an open tender process through the equity exchange. Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio. When conditions become mature, Chinalco will continue to duly complete the matters undertaken within the time limit.

2.

On 22 August 2011, the Company issued a letter of undertaking of Aluminum Corporation of China Limited* to resolve the horizontal competition with Jiaozuo Wanfang Aluminum Company Limited in the aluminum business (
), pursuant to which it undertook to make its best endeavors to eliminate by proper means the competition in aluminum business with Jiaozuo Wanfang within five years.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period last year and the reason thereof

Applicable	Not Applicable

3.5	Implementation of cash dividend policy during the reporting period

The terms for the distribution of cash dividend were prescribed in the Articles of Association of the Company: 1) the Company takes full account of the returns to investors and distributes dividends to shareholders every year according to the prescribed ratio of distributable profit for the prevailing year; 2) the Company upkeeps a continuous and stable profit distribution policy whilst considering the long-term interest of the Company, the overall interest of its shareholders as a whole and the sustainable development of the Company; 3) cash dividends shall be considered first when the Company distributes dividends.

No final dividend was distributed during the reporting period.

Aluminum Corporation of China Limited*
Legal representative: Xiong Weiping
26 April 2013

4	APPENDICES

4.1	Consolidated Balance Sheet
As at 31 March 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	12,260,366	10,191,608
Settlement reserve
Placements with banks and
other financial institutions
Held-for-trading financial assets	1,754	8,983
Bills receivable	1,743,292	1,190,643
Accounts receivable	4,546,464	1,425,219
Prepayments	7,415,895	4,481,005
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable	36,602	1,248
Dividends receivable	189,638	189,638
Other receivables	3,545,987	2,530,189
Purchases of resold financial assets
Inventories	29,105,785	25,596,476
Non-current assets due within one year	28,000	28,000
Other current assets	5,141,209	3,373,007

Total current assets	64,014,992	49,016,016

Non-current assets:
Entrusted loans and advances granted
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	18,207,573	19,213,415
Investment properties	7,443	0
Fixed assets	97,292,807	81,675,584
Construction in progress	18,464,278	14,382,407
Construction materials	415,572	190,100
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	11,519,148	4,491,491
Development expenses
Goodwill	2,362,735	2,362,735
Long-term deferred expenditures	311,198	277,702
Deferred income tax assets	2,311,933	2,116,986
Other non-current assets	1,108,035	1,290,446
Total non-current assets	152,000,722	126,000,866

Total assets	216,015,714	175,016,882

Current liabilities:
Short-term borrowings	46,660,575	40,313,218
Borrowings from central bank
Deposit taking and deposit in
inter-bank market
Placements from banks and
other financial institutions
Held-for-trading financial liabilities	49,177	12,662
Bills payable	6,232,202	2,175,710
Accounts payable	7,144,644	4,883,484
Payments received in advance	2,231,083	1,278,746
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	475,639	400,807
Taxes payable	443,211	452,763
Interest payable	968,929	548,381
Dividends payable	211,905	123,707
Other payables	6,001,894	6,045,854
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due within one year	10,475,637	10,946,325
Other current liabilities	17,681,830	16,671,754

Total current liabilities	98,576,726	83,853,411

Non-current liabilities:
Long-term borrowings	36,768,894	19,910,787
Debentures payable	20,708,269	16,724,865
Long-term payables
Special payables	242,954	116,979
Projected liabilities	2,030,812	0
Deferred income tax liabilities
Other non-current liabilities	1,008,005	639,690
Total non-current liabilities	60,758,934	37,392,321

Total liabilities	159,335,660	121,245,732

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	13,987,858	13,987,858
Less: Treasury stock
Special reserve	115,118	92,193
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	9,405,364	10,380,404
Foreign currency translation differences	-61,618	-17,382
Total owner's equity attributable to
the parent company	42,838,767	43,835,118
Minority interests	13,841,287	9,936,032
Total owner's equity	56,680,054	53,771,150

Total liabilities and owner's equity	216,015,714	175,016,882

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Balance Sheet of the Parent Company
As at 31 March 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	3,871,523	4,939,505
Held-for-trading financial assets
Bills receivable	581,689	651,601
Accounts receivable	2,184,209	1,516,759
Prepayments	1,265,687	1,145,561
Interest receivable	32,608	5,814
Dividends receivable	240,348	240,348
Other receivables	9,510,099	7,812,881
Inventories	13,277,583	12,917,041
Non-current assets due within one year	28,000	28,000
Other current assets	918,524	992,623

Total current assets	31,910,270	30,250,133

Non-current assets:
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	29,815,764	26,096,514
Investment properties
Fixed assets	51,767,755	52,636,716
Construction in progress	6,902,619	6,339,611
Construction materials	64,440	60,017
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,281,040	2,319,689
Development expenses
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	69,168	70,829
Deferred income tax assets	1,511,195	1,525,206
Other non-current assets	322,430	322,430
Total non-current assets	95,065,356	91,701,957

Total assets	126,975,626	121,952,090

Current liabilities:
Short-term borrowings	22,470,000	19,370,000
Held-for-trading financial liabilities	0	11,222
Bills payable	3,600	0
Accounts payable	3,030,797	2,900,794
Payments received in advance	392,059	170,979
Staff remuneration payables	258,610	257,796
Taxes payable	253,742	230,190
Interests payable	753,638	421,281
Dividends payable
Other payables	2,380,397	3,598,165
Non-current liabilities due within one year	8,321,342	8,321,342
Other current liabilities	17,669,510	16,669,968

Total current liabilities	55,533,695	51,951,737

Non-current liabilities:
Long-term borrowings	8,844,902	9,147,902
Debentures payable	18,910,491	15,927,504
Long-term payables		0
Special payables	96,880	96,880
Projected liabilities
Deferred income tax liabilities
Other non-current liabilities	479,205	490,292
Total non-current liabilities	28,331,478	25,662,578

Total liabilities	83,865,173	77,614,315

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	14,401,214	14,401,214
Less: Treasury stock
Special reserve	45,583	25,686
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	9,271,611	10,518,830

Total owner's equity
(or shareholder's equity)	43,110,453	44,337,775

Total liabilities and owners' equity
(or shareholder's equity)	126,975,626	121,952,090

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

4.2	Consolidated Income Statement
January to March 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount for
	Amount for	the previous
Items	the period	period

I.	Total operating revenue	34,213,296	33,589,657
Including:	Operating revenue	34,213,296	33,589,657
Interest income
Premiums earned
Handling charges and commission income

II.	Total cost of operations	36,319,071	35,187,086
Including:	Operating cost	33,404,017	32,997,696
	Interest expenses
	Handling charges and commission expenses
	Returned premium
	Net expenditure for compensation payments
	Net provision for insurance deposits
	Policyholder dividend expenses
	Reinsurance costs
	Business tax and surcharges	83,233	47,485
	Selling expenses	457,625	446,125
	Administrative expenses	645,200	622,358
	Finance expenses	1,517,509	1,075,913
	Loss on assets impairment	211,487	-2,491
Add:	Gains on fair value changes (loss stated with "-")	-28,543	-5,058
	Investment income (loss stated with "-")	234,330	130,168
Including:	Investment income
	from associated companies and
	joint ventures	198,861	97,518
Foreign currency exchange gains (loss stated with "-")

III.	Operating profit (loss stated with "-")	-1,899,988	-1,472,319
Add:	Non-operating income	958,079	68,956
Less:	Non-operating expenses	5,929	10,440
Including:	Loss from disposal of non-current assets	41	0

IV.	Total profit (total loss stated with "-")	-947,838	-1,413,803
Less:	Income tax expenses	-28,995	-252,717

V.	Net profit (net loss stated with "-")	-918,843	-1,161,086
	Net profit attributable to owners of the parent company	-975,040	-1,088,439
	Minority interests	56,197	-72,647

VI.	Earnings per share:
(i)	Basic earnings per share	-0.07	-0.08
(ii)	Diluted earnings per share	-0.07	-0.08

VII.	Other comprehensive income	-44,237	6,664

VIII.	Total comprehensive income	-963,080	-1,154,422
	Total comprehensive income attributable to owners of
	the parent company	-1,019,277	-1,081,775
	Total comprehensive income attributable to
	minority shareholders	56,197	-72,647

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Income Statement of the Parent Company
January to March 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount for
	Amount for	the previous
Items	the period	period

I.	Operating revenue	11,281,182	11,644,680
Less:	Operating costs	11,178,820	11,779,910
	Business tax and surcharges	52,139	30,485
	Selling expenses	253,389	257,492
	Administrative expenses	319,102	369,806
	Finance expenses	773,650	629,370
	Loss on assets impairment	99,909	-2,490
Add:	Gains on fair value changes
	(loss stated with "-")	11,222	-2,461
	Investment income (loss stated with "-")	844	41,023
Including:	Investment income from associated
	companies and joint ventures	-21,465	2,100

II.	Operating profit (loss stated with "-")	-1,383,761	-1,381,331
Add:	Non-operating income	154,440	27,304
Less:	Non-operating expenses	3,888	9,720
Including:	Loss from disposal of non-current assets	4	4,381

III.	Total profit (total loss stated with "-")	-1,233,209	-1,363,747
Less:	Income tax expenses	14,011	-270,925

IV.	Net profit (net loss stated with "-")	-1,247,220	-1,092,822

V.	Earnings per share:
(i)	Basic earnings per share
(ii)	Diluted earnings per share

VI.	Other comprehensive income

VII.	Total comprehensive income	-1,247,220	-1,092,822

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

4.3	Consolidated Cash Flow Statement
January to March 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount for
	Amount for	the previous
Items	the period	period

I.	Cash flow from operating activities:
	Cash received from product sales and rendering of services	40,166,561	41,509,164
	Net increase in deposits from customers and placements from banks
	and other financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from other financial institutions
	Cash received from premiums of original insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from policyholders and investments
	Net increase in disposal of held-for-trading financial assets
	Cash received from interest, handling charges and commissions
	Net increase in capital due to banks and other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	40,360	6,133
	Other cash received relating to operating activities	384,116	106,973
	Sub-total of cash inflow from operating activities	40,591,037	41,622,270
	Cash paid for purchase of goods and receipt of services	36,719,807	40,177,772
	Net increase in loans and advances to customers
	Net increase in placements with central bank and other financial institutions
	Cash paid for claims on original insurance contracts
	Cash payment for interest, handling charges and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	1,904,542	1,835,916
	Taxes and surcharges paid	583,207	943,196
	Other cash paid relating to operating activities	2,474,501	695,881
	Sub-total of cash outflow from operating activities	41,682,057	43,652,765

	Net cash flow from operating activities	-1,091,020	-2,030,495

II.	Cash flows from investment activities:
	Cash received from disposal of investments	16,806	0
	Cash received from returns on investments	269,242	85,540
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	203,388	5,018
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to investment activities	31,846	18,776
	Sub-total of cash inflow from investment activities	521,282	109,334
	Cash paid to acquire fixed assets, intangible assets
	and other long-term assets	2,420,930	2,241,422
	Cash paid for investment	234,412	490,000
	Net increase in pledged loans
	Net cash paid for acquisition of subsidiaries
	and other operating entities	403,187	0
	Other cash paid relating to investment activities	1,099,874	127,728
	Sub-total of cash outflow from investment activities	4,158,403	2,859,150

	Net cash flows from investment activities	-3,637,121	-2,749,816

III.	Cash flow from financing activities:
	Proceeds received from investments
Including:	Proceeds received by subsidiaries
from minority shareholders' investment
Cash received from borrowings	20,884,209	25,240,588
Cash received from issue of debentures	5,971,500	2,000,000
Other cash received relating to financing activities	365,400	0
Sub-total of cash inflow from financing activities	27,221,109	27,240,588
Cash paid for repayment	18,100,772	17,131,398
Cash paid for dividend and profit
distribution or interest repayment	1,569,160	804,686
Including:	Dividend and profit paid
by subsidiaries to minority shareholders
	Other cash paid relating to financing activities	470,689	0
	Sub-total of cash outflow from financing activities	20,140,621	17,936,084

	Net cash flows from financing activities	7,080,488	9,304,504

IV.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	-3,484	7,863

V.	Net increase in cash and cash equivalents	2,348,863	4,532,056
Add:	Balance of cash and cash equivalents at
	the beginning of the period	9,063,593	11,644,741

VI.	Balance of cash and cash equivalents at
	the end of the period	11,412,456	16,176,797

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Cash Flow Statement of the Parent Company
January to March 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount for
	Amount for	the previous
Items	the period	period

I.	Cash flow from operating activities:
	Cash received from product sales and rendering of services	13,117,368	13,978,147
	Refund of tax and levies received	14,431	4,133
	Other cash received relating to operating activities	174,676	43,432
	Sub-total of cash inflow from operating activities	13,306,475	14,025,712
	Cash paid for purchase of goods and receipt of services	12,342,654	12,668,162
	Cash paid to and on behalf of employees	1,130,131	1,125,869
	Taxes and surcharges paid	653,589	579,371
	Other cash paid relating to operating activities	666,418	402,664
	Sub-total of cash outflow from operating activities	14,792,792	14,776,066

	Net cash flow from operating activities	-1,486,317	-750,354

II.	Cash flows from investment activities:
	Cash received from disposal of investments
	Cash received from returns on investments	12,160	23,695
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	56,705	15,811
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to investment activities	0	15,228
	Sub-total of cash inflow from investment activities	68,865	54,734
	Cash paid to acquire fixed assets, intangible
	assets and other long-term assets	863,190	999,540
	Cash paid for investment	583,000	1,023,110
	Net cash paid for acquisition of
	subsidiaries and other operating entities	4,387,630	0
	Other cash paid relating to investment activities	21,087	78,183
	Sub-total of cash outflow from investment activities	5,854,907	2,100,833

	Net cash flows from investment activities	-5,786,042	-2,046,099

III.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	7,900,000	14,508,000
	Cash received from bond issue	6,000,000	2,000,000
	Other cash received relating to financing activities	365,400	0
	Sub-total of cash inflow from financing activities	14,265,400	16,508,000
	Cash paid for repayment	7,103,000	8,820,400
	Cash paid for dividend and profit
	distribution or interest repayment	550,941	573,149
	Other cash paid relating to financing activities
	Sub-total of cash outflow from financing activities	7,653,941	9,393,549

	Net cash flows from financing activities	6,611,459	7,114,451

IV.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	53	3,485

V.	Net increase in cash and cash equivalents	-660,847	4,321,483
Add:	Balance of cash and cash
	equivalents at the beginning of the period	4,396,234	4,081,999

VI.	Balance of cash and cash equivalents at
	the end of the period	3,735,387	8,403,482

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary